FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2014
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 ICA and CGL, a wholly-owned subsidiary of Hunt Companies, agreement expires for social infrastructure projects in Mexico

Mexico City and Miami – December 5, 2014 – Empresas ICA, Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), and CGL/Hunt, announced today that their agreement expired on November 30, 2014 with respect to two social infrastructure facilities in Mexico (“the Agreement”). This expiration resulted from the parties’ difficulty in obtaining the Mexican federal government’s consent to the transaction as proposed.

The Agreement, which had been announced in January of this year, proposed that ICA contribute to CGL/Hunt two 22-year Service Provider Contracts (SPCs) to provide non-correctional services at two federal penitentiaries in Mexico. CGL/Hunt had agreed to pay ICA Ps. 1,511 million, or approximately US$116 million, for a 70% equity interest, while ICA would retain 30%.

Despite the expiration of the Agreement, ICA and CGL/Hunt are continuing discussions to work together on other opportunities in the future.

ICA will continue to give a discontinued operation status to both projects. ICA also expects to continue to explore options for recycling capital from the SPCs.

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

ABOUT CGL

CGL has more than 38 years of experience delivering integrated solutions for justice and social facilities throughout the world. The CGL group of companies has provided more than $11 billion in public facility construction services in 19 countries and 29 states, and more than 500 counties, including a full spectrum of planning, programming, design, finance, asset management, and facility management services. CGL is a partner of and advocate for its clients, seeking to fulfill every operational and facility need through superior service. Visit www.CGLcompanies.com to learn more.

CGL is a wholly owned subsidiary of Hunt Companies, Inc., a U.S.A. developer, investor and manager of real assets with a significant investment portfolio comprised of 270,000 multifamily housing units and 5.2 million square feet of commercial and industrial space which it asset manages on behalf of institutional investors and for Hunt’s own account. For more information, visit www.huntcompanies.com.

ABOUT EMPRESAS ICA

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, ICA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ica.com.mx/ir

CONTACTS

CGL and Hunt Companies	Empresas ICA

Brenda Christman	Victor Bravo, CFO
Senior Vice President, Corporate Communications	Gabriel de la Concha, CIO

Hunt Companies, Inc.	Ana Paulina Rubio
Brenda.Christman@huntcompanies.com	Elena Garcia
915 222 1669	Rebeca avalos
relacion.inversionistas@ica.mx
(5255) 5272 9991 ext. 3608

(in the U.S.)
Daniel Wilson, Zemi Communications
dbmwilson@zemi.com
212 689 9560

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 08, 2014	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Investment Officer